Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Nine Months
Ended
September 30, 2007

Income from Continuing Operations Before Taxes	$98.1
Add (Subtract):
One-third of rents	4.6
Interest on long-term and short-term debt	102.5
Interest capitalized, net of amortization	5.2

Earnings from Continuing Operations	$210.5

Fixed charges:
One-third of rents	$4.6
Interest on long-term and short-term debt	102.5
Interest capitalized	8.3

Fixed Charges from Continuing Operations	$115.4

Ratio of Earnings to Fixed Charges from Continuing Operations	1.8

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and interest capitalized.